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                                                                     EXHIBIT 2.2




                      AGREEMENT AND PLAN OF SHARE EXCHANGE



        THIS AGREEMENT AND PLAN OF SHARE EXCHANGE (the "Agreement"), is effective as of ____________________, 1998, by and between Glacier Bancorp, Inc., a Delaware corporation ("Glacier") and Valley Bank of Helena, a Montana state-chartered commercial bank with its principal place of business at Helena, Montana (the "Bank").

                                    RECITALS

        A. Glacier is a Delaware corporation and bank holding company registered under the Bank Holding Company Act of 1956, as amended. HUB Financial Corporation ("HUB") is a Montana corporation and bank holding company registered under the Bank Holding Company Act of 1956, as amended. HUB currently owns approximately 86.5 percent of the issued and outstanding common stock of Bank.

        B. Glacier and HUB have entered a Plan and Agreement of Merger providing for the merger of HUB with and into Glacier (the "Merger Agreement" and the "Merger"). Pursuant to the Merger Agreement, holders of HUB common stock will be entitled to receive certain shares of Glacier common stock as more particularly provided in the Merger Agreement.

        C. Glacier desires to acquire the shares of Bank common stock issued and outstanding and not owned as of record by HUB (the "Minority Stock") in a transaction immediately following the Merger and to issue and exchange Glacier common stock for each share of Minority Stock (the "Exchange") on the terms, conditions and covenants of this Agreement.

        D. Except as otherwise defined herein, capitalized terms used herein shall be accorded the meaning given such terms in the Merger Agreement.

        IN CONSIDERATION OF THE ABOVE, the parties agree as follows:

1.      SHARE EXCHANGE

1.1 Plan of Share Exchange. On the Effective Date (as defined and provided for in this Agreement), all shares of Minority Stock shall be exchanged for, as more particularly provided for and limited by the terms of this Agreement, Continuing Corporation Common Stock. At and after the Effective Date, Minority Stock and certificates representing shares of Minority Stock shall be deemed for all purposes to evidence solely the right to receive Continuing Corporation Common Stock, and the holders of Minority Stock shall, subject to any dissenters' rights any holder may have, possess no right to vote, receive dividends or distributions or any other consideration in respect of the Minority Stock.




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1.2     Consideration.

        1.2.1 Purchase Price. Except as otherwise provided in this Agreement, the aggregate consideration holders of Minority Stock will be entitled to receive from Glacier in connection with the Exchange (the "Bank Purchase Price") will be that number of shares of Continuing Corporation Common Stock calculated by multiplying 620,000 by the number equal to one (1) minus HUB's fractional ownership of Bank common stock at closing of the Merger as determined under Subsection 1.3.1 of the Merger Agreement.

        1.2.2 Exchange Ratio. The number of shares of Continuing Corporation Common Stock each holder of Minority Stock will receive in exchange for each share of Minority Stock will be determined according to a ratio (the "Bank Exchange Ratio") computed as follows: in exchange for each share of Minority Stock held of record on the Effective Date, the holder will receive that number (rounded to two decimals, rounding down if the third decimal is four or less or up if it is five or more) of Continuing Corporation Common Stock calculated by dividing the Bank Purchase Price by the aggregate number of shares of Minority Stock that on the Effective Date are issued and outstanding. The shares of Continuing Corporation Common Stock to be issued under this Agreement in connection with the Exchange are referred to as the "Glacier Shares".

        1.2.3 No Fractional Shares. The Continuing Corporation will not issue fractional shares of Continuing Corporation Common Stock. In lieu of fractional shares, if any, each holder of Minority Stock who is otherwise entitled to receive a fractional share of Continuing Corporation Common Stock in the Exchange will receive an amount of cash equal to the product of such fraction times the fair market value of a share of Glacier common stock at Closing. Such fractional share interest will not include the right to vote or receive dividends or any interest on dividends.

        1.2.4 Certificates.

              (a) Surrender of Certificates. Each certificate evidencing Minority Stock (other than Dissenting Shares) will, on and after the Effective Date, be deemed for all corporate purposes to represent and evidence only the right to receive a certificate representing the Glacier Shares (or to receive the cash for fractional shares) to which the Minority Stock shares are exchanged in the Exchange in accordance with the provisions of Section 1.2. Following the Effective Date, Minority Stockholders may exchange certificates representing Minority Stock by surrendering them to the agent (the "Exchange Agent") designated by HUB and Glacier under the Merger Agreement to effect the exchange of such certificate or certificates representing Glacier Shares (or for cash in lieu of fractional shares) in accordance with any instructions provided by the Exchange Agent and in accordance with the letter of transmittal described in Section 1.4. Until a holder's certificate evidencing Minority Stock is so surrendered for transfer, the holder will not have the right to receive any certificates evidencing Glacier Shares or cash in lieu of fractional shares.




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              (b) Issuance of Certificates in Other Names. Any person requesting that any certificate evidencing Glacier Shares be issued in a name other than the name in which the surrendered Minority Stock certificate is registered must:

                  (i) establish to the Exchange Agent's satisfaction the right to receive the certificate evidencing Glacier Shares, and

                  (ii) either pay to the Exchange Agent any applicable transfer or other taxes or establish to the Exchange Agent's satisfaction that all applicable taxes have been paid or are not required.


              (c) Lost, Stolen and Destroyed Certificates. The Exchange Agent will be authorized to issue a certificate representing Glacier Shares in exchange for a Minority Stock certificate that has been lost, stolen or destroyed, if the holder provides the Exchange Agent with:

                  (i) satisfactory evidence that the holder owns Minority Stock and that the certificate representing this ownership is lost, stolen or destroyed,

                  (ii) any appropriate affidavit the Exchange Agent may
              reasonably require, and

                  (iii) any indemnification assurances that the Exchange Agent may reasonably require.

              (d) Rights to Dividends and Distributions. After the Effective Date, no holder of a certificate evidencing Minority Stock shares will be entitled to receive any dividends or other distributions otherwise payable to holders of record of Continuing Corporation Common Stock on any date after the Effective Date, unless the holder:

                  (i) is entitled by this Agreement to receive a certificate representing Glacier Shares, and

                  (ii) has surrendered in accordance with this Agreement her
              Minority Stock certificates (or met the requirements of Section 1.2.4(c)) in exchange for certificates representing Glacier Shares. Surrender of Minority Stock certificates will not deprive the holder of any dividends or distributions that the holder is entitled to receive as a record holder of Bank common stock on a date before the Effective Date. When the holder surrenders her Minority Stock certificates, the holder will receive the amount, without interest, of any cash dividends and any other distributions distributed on or after the Effective Date on the whole number of shares of Glacier Shares into which the holder's Minority Stock was exchanged at the Effective Date.




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              (e) Checks in Other Names. Any person requesting that a check for cash in lieu of fractional shares be issued in a name other than the name the Minority Stock certificates surrendered in exchange for the cash is registered in must establish to the Exchange Agent's satisfaction the right to receive the cash.

        1.3 Payment to Dissenting Stockholders. For purposes of this Agreement, "Dissenting Shares" means those shares of Minority Stock as to which stockholders have properly taken all steps necessary to perfect their dissenters' rights under Montana Business Corporation Act (the "MBCA") Sections 35-1-826 through 35-1-839. Each outstanding Dissenting Share of Minority Stock will be converted, at Closing, into the rights provided under those sections of the MBCA. Holders of Dissenting Shares will receive from the Bank the consideration they are entitled to under the MBCA.

        1.4 Letter of Transmittal. Glacier will prepare a transmittal form reasonably acceptable to Bank for use by stockholders holding Minority Stock. Certificates representing shares of Minority Stock must be delivered for payment or exchange in the manner provided in the transmittal letter form. On or about the Effective Date, Glacier will mail the transmittal letter form to Minority Stockholders.

        1.5 Undelivered Certificates. If outstanding certificates for Minority Stock are not surrendered or the payment for them is not claimed before these payments would escheat or become the property of any governmental unit or agency, the unclaimed items will, to the extent permitted by abandoned property or other applicable law, become the property of the Continuing Corporation (and to the extent not in its possession will be paid over to the Continuing Corporation) free and clear of all claims or interests of any person previously entitled to such items. But, neither the Continuing Corporation nor either party to this Agreement will be liable to any holder of Minority Stock for any amount paid to any governmental unit or agency having jurisdiction over any such unclaimed items under the abandoned property or other applicable law of the jurisdiction and the Continuing Corporation will pay no interest on amounts owed to stockholders for shares of Minority Stock.

2.      CLOSING OF THE TRANSACTION

        2.1 Closing. Closing of the Exchange ("Closing") will occur on the Effective Date and immediately following the Closing of the Merger as provided in the Merger Agreement.

        2.2 Events of Closing. On the Effective Date, all properly executed documents required by this Agreement will be delivered to the proper party in form consistent with this Agreement and Articles of Share Exchange will be delivered and filed as required under the MBCA. If any party fails to deliver a required document on the Effective Date or otherwise defaults under this Agreement on or before the Effective Date, then the Exchange will not occur unless the adversely affected party waives the default.

        2.3 Place of Closing. Unless Glacier and Bank agree otherwise, Closing will occur on the Effective Date at the time and place set for closing of the Merger under the Merger Agreement.




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3.      REPRESENTATIONS

        3.1 Representations of Glacier. The representations of Glacier made and set forth in the Merger Agreement for the benefit of HUB are herein restated and made for the benefit of Bank pursuant to this Agreement.

        3.2 Representations of Bank. Bank represents to Glacier the following:

            3.2.1 Bank is a Montana corporation duly organized and validly existing under the laws of the State of Montana and its activities do not require it to be qualified in any jurisdiction other than Montana.

            3.2.2 Bank has the requisite corporate power and authority to own or lease its properties and assets and to carry on its business as it is now being conducted.

            3.2.3 Bank has the requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement, subject only to the approval of Bank stockholders of the Agreement and the Exchange to the extent required by the MBCA.

            3.2.4 This Agreement is a valid and legally binding agreement of Bank, enforceable in accordance with the terms of this Agreement.

            3.2.5 The representations made by HUB in the Merger Agreement with respect to the Bank are true in all respects.

4.      CONDUCT AND TRANSACTIONS BEFORE CLOSING

        4.1 Conduct of Bank Business Prior to Closing. Bank hereby accepts and agrees to the requirements of the conduct of its business prior to Closing as the same are set forth with respect to the Bank in Section 4 of the Merger Agreement.

        4.2 Preparation of Registration Statement. The Registration Statement will provide for the registration of the Glacier Shares to be issued under this Agreement with respect to the Exchange.

        4.3 Regulatory Approvals. Glacier will promptly seek the approvals of state and federal banking regulators having jurisdiction to approve of or consent to the Exchange under this Agreement (the "Regulatory Approvals").

        4.4 Submission to Shareholders. Bank will promptly take the actions necessary in accordance with applicable law and its Articles of Incorporation and Bylaws to convene a stockholders meeting to consider the approval of this Agreement and to authorize the transaction contemplated by this Agreement. The stockholders meeting will be held in conjunction with or promptly following the meeting of HUB stockholders convened with respect to the Merger Agreement and the Merger.




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        4.5 Bank Cooperation With HUB. Bank shall cooperate with HUB in the performance of HUB's obligations under the Merger Agreement to the extent such obligations relate to the conduct of the business of the Bank or to the extent HUB has undertaken an obligation to cause Bank to take or refrain from taking certain actions.

5.      CONDITIONS TO CONSUMMATION

        5.1 Consummation of the Exchange under this Agreement and each of the obligations of Bank and Glacier hereunder is expressly conditional upon:

                  (a) the consummation of the Merger under the Merger Agreement;

                  (b) the receipt by Glacier of all Regulatory Approvals
            necessary or convenient for the consummation of the Exchange;

                  (c) the receipt by Glacier, at Glacier's expense, obtained from Graham & Dunn, P.C. and delivered to Bank, an opinion addressed to Bank and in form and substance reasonably satisfactory to Bank and its counsel, to the effect that the consummation of the Exchange will not result in a taxable event for Bank or Glacier, and otherwise will have each of the effects specified below:

                      (i) the Exchange will qualify as a reorganization within
                  the meaning of Internal Revenue Code ss.368(a)(1)(B);

                      (ii) under IRC ss.354, Bank stockholders who, in
                  accordance with this Agreement, exchange their Minority Stock solely for Continuing Corporation Common Stock shares will not recognize gain or loss on the exchange; and

                      (iii) cash payments to Bank stockholders in lieu of a
                  fractional share of Continuing Corporation Common Stock will be treated as distributions in redemption of the fractional share interest, subject to the limitations of IRC ss.302.

(d) Bank has obtained from Holland & Hart LLP and delivered to Glacier an opinion of counsel, subject to customary qualifications and assumptions, addressed to Glacier, to the effect that:

                      (i) the Bank has the corporate power and authority to
                  execute, deliver and perform this Agreement, and

                      (ii) the execution, delivery and performance of this
                  Agreement will be authorized by all necessary corporate action on the part of Bank and may be limited by bankruptcy, insolvency, reorganization, moratorium, or similar laws generally affecting the enforcement of the rights of creditors and by generally applicable principles of equity, and




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                      (iii) the Agreement constitutes the Bank's valid, legal
                  and binding obligation and is enforceable in accordance with its terms and is in compliance with corporate and banking laws applicable to the Bank.

                  (e) Glacier has obtained from Graham & Dunn, P.C. and
            delivered to Bank an opinion, addressed to Bank, to the effect that:

                      (i) the execution, delivery and performance of this
                  Agreement have been duly authorized by all necessary corporate action on Glacier's part, and this Agreement constitutes Glacier's legal, binding and valid obligation, enforceable in accordance with its terms, except to the extent that enforcement (but not validity) may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws generally affecting the enforcement of the rights of creditors and by generally applicable principles of equity;

                      (ii) The Glacier Shares have been duly authorized and,
                  when issued as contemplated by this Agreement, will be validly issued, fully paid and nonassessable, free of any preemptive or similar rights arising under applicable corporate statutes or under Glacier's bylaws or certificate of incorporation;

                      (iii) The Registration Statement became effective under
                  the Securities Act on __________________, 1998, and, to the best of counsel's knowledge, no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or threatened by the Securities and Exchange Commission; and

                      (iv) Glacier has the corporate power and authority to
                  execute, deliver and perform this Agreement.

                  (f) The Bank has received an opinion from Columbia Financial
            Advisors, Inc. at such times as Bank may deem appropriate, but in any event dated immediately prior to Closing, and to the effect that the financial terms of the Exchange are financially fair to holders of Minority Stock.

        5.2 Glacier's consummation of the Exchange under this Agreement and each of its obligations is expressly conditional upon the following:

                  (a) Bank has conformed and complied with all material terms, covenants and conditions of this Agreement unless waived by Glacier.

                  (b) The Bank Board of Directors and Bank shareholders have each approved the Exchange and this Agreement.




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                  (c) No act or event shall have occurred the effect of which, upon consummation of the Exchange, would adversely affect the ability of Glacier to account for the Merger as a "pooling of interests" as contemplated by the Merger Agreement.

        5.3 Bank's consummation of the Exchange and each of the obligations is expressly conditional upon the following:

                  (a) Glacier has conformed and complied with all material
            terms, covenants and conditions of this Agreement unless waived by the Bank.

6.      TERMINATION

        6.1 Termination. This Agreement shall be terminated (a) without further action by or on behalf of Glacier or Bank upon the termination of the Merger Agreement by either party or for any reason or no reason under the Merger Agreement, and (b) by written notice of either party upon the material failure of any condition under Section 6.1. If this Agreement is terminated as provided by this Section 6.1, such termination shall be without liability of any party, or any shareholder, director, officer, employee, agent, consultant or representative of such party, to any other party to this Agreement. No termination or breakup fee or other payment or liability will result from or become due by reason of any termination of this Agreement pursuant to this
Section 6.1. This Agreement may be terminated by Glacier and Bank by the mutual written consent of Glacier and Bank by the action of their respective Boards of Directors or authorized officers.

7.      MISCELLANEOUS

        7.1 Notices. Any notice, request, instruction or other document given under this Agreement must be in writing and must either be delivered personally or via facsimile transmission or be sent by registered or certified mail, postage prepaid, and addressed as follows (or to any other address or person representing any party as designated by that party through written notice to the other party):

        If to Glacier:

               Glacier Bancorp, Inc.
               202 Main Street
               P. O. Box 27
               Kalispell, MT 59903-0027
               Attention: John S. MacMillan

with a copy to:

               Stephen M. Klein, Esq.
               Graham & Dunn, P.C.
               1420 Fifth Avenue, 33" Floor
               Seattle, WA 98101-2390




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        If to Bank:

               Valley Bank of Helena
               3030 North Montana Avenue
               P. O. Box 5269
               Helena, MT 59601-0551
               Attention: Fred J. Flanders

with a copy to:

               David R. Chisholm, Esq.
               Holland & Hart LLP
               Suite 1500, 401 North 31" Street
               P. O. Box 639
               Billings, MT 59103-0639

        7.2 Waivers and Extensions. Subject to Section 8, Glacier or Bank may grant waivers or extensions to the other party, but only through a written instrument executed by the Chief Executive Officer of the party granting the waiver or extension. Waivers or extensions which do not comply with the preceding sentence are not effective. In accordance with this Section 7.2, a party may extend the time for the performance of any of the obligations or other acts of any other party, and may waive:

                  (a) any inaccuracies of any other party in the representations contained in this Agreement or the Merger Agreement or in any document delivered in connection with this Agreement or the Merger Agreement;

                  (b) compliance with any of the covenants of any other party;
            and

                  (c) any other party's performance of any obligations under this Agreement.

        7.3 General Interpretation. Except as otherwise expressly provided in this Agreement or unless the context clearly requires otherwise, the defined terms defined in this Agreement include the plural as well as the singular. Whenever the words "include", "includes", or "including" are used in this Agreement, the parties intend them to be interpreted as if they are followed by the words "without limitation". All pronouns used in this Agreement include the masculine, feminine and neuter gender, as the context requires. All accounting terms used in this Agreement that are not expressly defined in this Agreement have the respective meanings given to them in accordance with GAAP.

        7.4 Construction and Execution in Counterparts. Except as otherwise expressly provided in this Agreement, this Agreement:

                  (a) contains the parties' entire understanding, and no
            modification or amendment of its terms or conditions will be effective unless in writing and signed by the parties, or their respective duly authorized agents;




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                  (b) will not be interpreted by reference to any of the titles or headings to the sections or subsections, which have been inserted for convenience only and are not deemed a substantive part of this Agreement;

                  (c) includes all amendments to this Agreement, each of which is made a part of this Agreement by this reference; and

                  (d) may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same document.

        7.5 Attorneys' Fees and Costs. In the event of any dispute or litigation with respect to the terms and conditions or enforcement of rights or obligations arising by reason of this Agreement or the transaction, the prevailing party in any such litigation will be entitled to reimbursement from the other party for its costs and expenses, including reasonable judicial and extra-judicial attorneys' fees, expenses and disbursements, and fees, costs and expenses relating to any mediation or appeal.

        7.6 Arbitration. At either party's request, the parties must submit any dispute, controversy or claim arising out of or in connection with, or relating to, this Agreement or any breach or alleged breach of this Agreement, to arbitration under the American Arbitration Association's rules when in effect (or under any other form of arbitration mutually acceptable to the parties). A single arbitrator agreed on by the parties will conduct the arbitration. If the parties cannot agree on a single arbitrator, each party must select one arbitrator and those two arbitrators will select a third arbitrator. This third arbitrator will hear the dispute. The arbitrator's decision is final (except as otherwise specifically provided by law) and binds the parties, and either party may request any court having jurisdiction to enter a judgment and to enforce the arbitrator's decision. The arbitrator will provide the parties with a written decision naming the substantially prevailing party in the action. This prevailing party is entitled to reimbursement from the other party for its costs and expenses, including reasonable attorneys' fees.

        7.7 Governing Law and Venue. This Agreement will be governed by and construed in accordance with Montana law, except to the extent that certain matters may be governed by federal law. The parties must bring any legal proceeding arising out of this Agreement in Flathead County, Montana.

        7.8 Severability. If a court determines that any term of this Agreement is invalid or unenforceable under applicable law, the remainder of this Agreement is not affected, and each remaining term is valid and enforceable to the fullest extent permitted by law.

8.      AMENDMENTS

        8.1 At any time before the Effective Date, whether before or after the parties have obtained any applicable stockholder approvals of the transaction, the Boards of Directors of Glacier and Bank may:




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                  (a) amend or modify this Agreement or any attached Exhibit or
            Schedule, and

                  (b) grant waivers or time extensions in accordance with
            Subsection 7.2.

But, after Bank's stockholders have approved this Agreement, the parties' Boards of Directors may not without Bank stockholder approval amend or waive any provision of this Agreement if the amendment or waiver would reduce the amount or change the form of consideration Bank stockholders will receive in the transaction. All amendments, modification, extensions and waivers must be in writing and signed by the party agreeing to the amendment, modification, extension of waiver. Failure by any party to insist on strict compliance by the other party with any of its obligations, agreements or conditions under this Agreement, does not, without a writing, operate as a waiver or estoppel with respect to that or any other obligation, agreement, or condition.

        IN WITNESS WHEREOF, Glacier Bancorp, Inc. and Valley Bank of Helena have caused this Agreement to be executed on the date first written above by their duly authorized representatives.



                                       GLACIER BANCORP, INC.


                                       By: _____________________________________
                                           John S. MacMillan
                                           Its: Chairman, President and CEO


                                       VALLEY BANK OF HELENA


                                       By: _____________________________________

                                           _____________________________________

                                           Its: ________________________________



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